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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC 105

SEC FILE NUMBER
8- 67355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Markets Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Bank Street
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Semenza (914) 323-0285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Semenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Markets Financial Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTA A. MATTAUSZEK
Notary Public, State of New York
Qualified in Bronx County
Reg. No. 01MA6215565
My Commission Expires 12/28/2013



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evolution Markets Financial Services, LLC

Statement of Financial Condition
As of December 31, 2009

Evolution Markets Financial Services, LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Evolution Markets Financial Services, LLC
(a wholly-owned subsidiary of Evolution Markets, Inc.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Evolution Markets Financial Services, LLC ("the Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. In response, management has obtained a letter of support from Evolution Markets, Inc. (the Parent) as referenced in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

February 26, 2010

Evolution Markets Financial Services, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 542,464
Accounts receivable	10,000
Due from parent	136,015
Prepaid expenses	30,990
Due from customer	117,319
Total assets	$ 836,788
Liabilities and Member's Equity	
Employee compensation payable	$ 32,295
Accounts payable, accrued expenses	50,017
Deferred income taxes payable, net	38,004
Total liabilities	120,316
Commitments and contingencies	
Member's equity	716,472
Total liabilities and member's equity	$ 836,788

The accompanying notes are an integral part of this financial statement.

1. Organization

Evolution Markets Financial Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed under the Limited Liability Company laws of the State of Delaware. The company is a wholly-owned subsidiary of Evolution Markets, Inc. ("Evolution"). The Company primarily conducts investment banking business.

2. Summary of Significant Accounting Policies

Financial Accounting Standards Board ("FASB") Accounting Standards Codification

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 168, The "FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles (*FASB Accounting Standards Codification 105*). Statement 168 establishes the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

Reference to GAAP requirements where provided in these financial statements are to the ASC.

Use of Estimates

The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and cash equivalents when purchased, of three months or less. Cash on deposit with financial institutions exceeds federal insurance limits. The Company's cash and cash equivalents are held at one financial institution.

Income Taxes

Income taxes are accounted for on the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Uncertainty in Income Taxes

The Company applies ASC 740, Income Taxes, which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements

uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by ASC 740.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2010, which is the date these financial statements are issued.

3. Risk and Uncertainties

While the Company has suffered recurring losses from operations, Evolution, the Company's parent, will continue to support the Company in meeting its cash flow needs and ensure the Company is able to continue as a going concern through at least January 1, 2011.

4. Income Taxes

Deferred tax assets are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred income tax is primarily certain Income not subject to current tax.

The Company is a single member limited liability company included whose results of operations are included in Evolution's federal and state income tax filings for the year ended December 31, 2009. The provision is settled as incurred with the parent, Evolution.

Evolution's income tax returns can be periodically examined by various tax authorities. In connection with tax audits and examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. Evolution regularly evaluates the likelihood of additional assessments that may result from these examinations and establishes liabilities, through income tax expense, for probable payment amounts that may result there. Such tax liabilities are adjusted as information becomes available or when an event requiring a change to these tax liabilities occurs.

5. Employee Benefit Plan

Evolution maintains a 401k plan (the "Plan") covering all of its United States eligible employees including those employed by the Company. Evolution has not made any matching contributions to date. The Plan is administered by a third party.

6. Commitments and Contingencies

The company is subject to regulation under U.S. federal and state law and by certain self regulatory bodies, including FINRA and the SEC. In the normal course of its business, the Company is subject to inquiries and regulatory examinations by many of these regulatory authorities.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $422,148, which was $414,127 in excess of its required net capital of $8,021. The Company's net capital ratio was .29 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

8. Related Party Transactions

Evolution provides the Company various management and other services including the right to use a designated portion of office space, in addition to receiving the benefit of certain employment related and overhead costs incurred. In return, the Company pays a 3% fee to Evolution, in accordance with the service level agreement. In addition, the Company entered into an agreement to transfer ownership of an investment to Evolution at book value in the amount of $135,259.